Amendment to the
                                CUSTODY AGREEMENT

         THIS AMENDMENT is made as of February 14, 2000, to the Custody Agreement dated as of October 19, 1998 (the "Agreement"), by and between The Bank of New York ("Custodian") and Nations Fund, Inc. (the "Company"), on behalf of its respective portfolios listed on Schedule I attached thereto.

                                    RECITALS

         WHEREAS, the parties hereto desire to amend certain provisions of the Agreement.

         NOW THEREFORE, the Custodian and the Company agree that the Agreement shall be amended as follows:

1. Paragraph 25 is hereby amended by deleting subsection (a) in its entirety and inserting the following:

                  "(a) Custodian shall advance funds under this Agreement with respect to any Fund which results in an overdraft because the moneys held by Custodian in the separate account for such Fund shall be insufficient to pay the total amount payable upon a purchase of securities by such Fund, as set forth in an Officer's Certificate or Oral or Written Instructions, or which results in an overdraft in the separate account of such Fund for some other reason, or if the Company is for any other reason indebted to Custodian, including any indebtedness to The Bank of New York under the Company's Cash Management and Related Services Agreement, (except a borrowing for investment or for temporary or emergency purposes using securities as collateral pursuant to a separate agreement and subject to the provisions of Paragraph 25(b) hereof), such overdraft or indebtedness shall be deemed to be a loan made by Custodian to the Company for such Fund payable on demand and shall bear interest from the date incurred at a rate per annum (based on a 360-day year for the actual number of days involved) equal to the overdraft rate specified in Schedule III to this Agreement. In addition, the Company hereby agrees that to the extent of such overdraft or indebtedness, Custodian shall have a continuing lien, security entitlement and security interest in and to any property at any time held by it for the benefit of such Fund or in which the Fund may have an interest which is then in Custodian's possession or control or in possession or control of any third party acting on Custodian's behalf. The Company authorizes Custodian, in its sole discretion, at any time to charge any such overdraft or indebtedness together with interest due thereon against any balance of account standing to such Fund's credit on Custodian's books. In addition, the Company hereby covenants that on each Business Day on which either it intends to enter a Reverse Repurchase Agreement and/or otherwise borrow from a third party, or which next succeeds a Business Day on which at the close of business the Company had outstanding a

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         Reverse Repurchase Agreement or such a borrowing, it shall prior to
         1:00 p.m., New York City time, advise Custodian, in writing, of each such borrowing, shall specify the Fund to which the same relates, and shall not incur any indebtedness not so specified other than from Custodian."

         The terms and provisions of this Amendment shall be deemed a part of the Agreement for all purposes. To the extent that any provisions of the Amendment modify or are otherwise inconsistent with any provisions of the Agreement, the terms of this Amendment shall control. In all other respects, the Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first written above.

THE BANK OF NEW YORK


By: /s/ Stephen E. Grunston
    -----------------------
     Stephen E. Grunston
     Vice President


NATIONS FUND, INC.


By: /s/ James E. Banks, Jr.
    ------------------------
     James E. Banks, Jr.
     Assistant Secretary